

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 6, 2010

Mr. Renato Cataldo
President and Chief Executive Officer
CPI Corp.
1706 Washington Avenue
St. Louis, MO 63103

      RE: **CPI Corp.**
               Form 10-K for Fiscal Year Ended February 7, 2009
               Filed April 23, 2009
               File No. 1-10204

Dear Mr. Cataldo:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
               Assistant Director